Exhibit 3.1

TRANSLATION DOCUMENT

                          ECONOMY DEVELOPING BUREAU OF
                      WEIHAI HUOJU HI-TECH DEVELOPING AREA

                      (OFFICIAL DOCUMENT NUMBER: 1997 212)

RIE: THE FEASIBILITY STUDY REPORT OF WEFRAI GAOXIN
     DAEWOO ELECTRONIC COMPONENTS CO., LTD

Xianyang Pianzhuan Development Co., Ltd:

     Your feasibility study report of establishing a Joint- Venture has been reviewed.

The reply is as follows:

1. The feasibility study report establishing a Joint-Venture "Weihai Gaoxin Daewoo Electronic Components Co., Ltd." (the company) managed by Xianyang Pianzhuan Development Co., Ltd. (Party A), Asia Electronics Holding Co. Inc.(Party B) and Korean Daewoo Electronic Components Co., Ltd.(Party C) is approved.
2. It is approved that the total investments is USD5,730,000 and the registration capital is USD3,500,000. Party A shall invest USD350,000 in cash, Party B shall invest USD 2,800,000 in cash and Party C shall invest USD350,000 in cash and as a result, Party A will own 10% interest, Party B will own 80% interest and Party C will own 10% interest of the company.
3. Field and capacity of operation: Developing, manufacturing and sales of deflection yokes of CPT and CDT. Annual capacity is 2.4 million units of deflection yokes, annual sales revenue is RMB99,696,000 and annual net income and tax is RMB24,580,000 after the company goes into production.
4.   The term of operation is 20 years.
5. The foreign currency of the company is balanced on its own. 6. The manufacturing location of the company is in Weihai Hi- Tech Developing area.

Please go through the procedure according to this document.

ECONOMY DEVELOPING BUREAU OF WEIHAI HUOJU HI-TECH DEVELOPING AREA

                                                       (seal)
                                                       September 15, 1997

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